EXHIBIT D-5



     [LETTERHEAD OF ARKANSAS PUBLIC SERVICE COMMISSION]



April 17, 2000



Mr. Jonathan G. Katz, Secretary
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Dear Mr. Katz:

Entergy Corporation ("Entergy") and Entergy Arkansas, Inc. ("EAI") have advised the Arkansas Public Service Commission ("APSC") that Entergy has requested SEC approval for an increase in its authority for investments in exempt wholesale generators and foreign utility companies (collectively "Exempt Projects") from 50% to 100% of Entergy's consolidated retained earnings. In connection with such activities, Entergy has requested that the APSC provide to you a certification of the APSC's authority to protect the ratepayers of EAI.

The APSC hereby certifies that it has the authority and resources to protect EAI ratepayers from any effect of Entergy's investment in foreign utility companies ("FUCOs") and intends to exercise that authority in the event that Entergy invests no more than the Investment Limit in FUCOs, subject to the terms of the Stipulation and Agreement entered into by and among Entergy, EAI and the APSC on April 17, 2000.

Sincerely,



/s/Jim von Gremp
Jim von Gremp
Chairman

                  STIPULATION AND AGREEMENT


     1. On May 6, 1997, Entergy Corporation ("Entergy"), a Delaware corporation and registered holding company under the Public Utility Holding Company Act of 1935 as amended (the "Act"), filed with the Securities and Exchange Commission ("SEC") a Form U-1 Application-Declaration, as amended ("Application-Declaration"), seeking an order that would exempt Entergy from the requirements of Rule 53(a)(1) under the Act ("Rule 53") so as to allow Entergy to guarantee securities of exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs") and to use the proceeds of recourse debt and equity securities to invest in the securities of EWGs and FUCOs in amounts which, when added to Entergy's "aggregate investment" (as defined in Rule 53(a)(1) under the Act) at any time in such entities, would not exceed 100% of Entergy's "consolidated retained earnings" (as defined in Rule 53(a) under the Act). On October 12, 1998, the Arkansas Public Service Commission ("APSC") filed a Motion to Intervene, Request for Dismissal, or, in the Alternative, Request for Hearing ("Motion") in the SEC proceeding. The Motion requested that the Application-Declaration be denied or, in the alternative, that it be set for an evidentiary hearing.

     2. In consideration of the commitments made by Entergy and Entergy Arkansas, Inc. ("EAI") herein, the APSC agrees promptly after the execution and delivery of this Stipulation and Agreement to submit a letter to the SEC certifying that the APSC has the authority to protect the retail ratepayers of EAI and that the APSC intends to exercise such authority. A copy of the text of the letter is attached hereto and made a part hereof. The APSC further agrees to take no action adverse to Entergy's obtaining the waiver referenced above and to promptly withdraw its Motion in the SEC proceeding.
Entergy and EAI represent that the commitments made by them in this Stipulation and Agreement are premised upon (i) the need to obtain action from the APSC in connection with the Application-Declaration expressing no objection to the relief requested from the SEC, and (ii) the fact that the commitments are linked contractually to, and conditioned upon, the granting by the SEC of all relief requested in the Application-Declaration.

3. As an inducement to the APSC to undertake the acts agreed to by it herein, Entergy and EAI agree as follows:

        a. The cost of capital and other costs that are reflected in EAI's or Entergy's other U.S. electric operating companies' rates applicable to Arkansas retail ratepayers will not be adversely affected by Entergy's investments in FUCOs, EWGs or other non-regulated businesses. In any proceeding before the APSC or the Federal Energy Regulatory Commission ("FERC") to set rates applicable to Arkansas retail ratepayers for EAI, Entergy's other U.S. electric operating companies, including System Energy Resources, Inc., or transmission rates for Entergy or any Entergy affiliate, the cost of capital should be set commensurate with the business and financial risks attendant to the relevant company and should not reflect any increased risk associated with Entergy's investment in FUCOs, EWGs, or other non-regulated businesses. Entergy and EAI will not oppose orders entered by the APSC or the FERC which are fairly designed to give effect to this principle, taking into consideration all relevant facts.

        b. EAI, Entergy Services, Inc., Entergy's other U.S. electric operating companies and any Entergy transmission subsidiary will not seek any rate change applicable to Arkansas retail ratepayers which is supported in whole or in part by costs, capital or otherwise, attributable to Entergy's investments in FUCOs, EWGs or other non-regulated businesses.

        c. If the APSC orders a show cause investigation into the rates charged by EAI to its Arkansas ratepayers, EAI and Entergy agree as follows:

        (1) The effective date for any refund or credit to EAI's Transition Cost Account ("TCA")<FN1> ordered pursuant to
Section 3(c)(2) below shall be the date of the APSC order instituting the investigation;

        (2) To secure any liability for overcollections which may be attributable in whole or in part to Entergy's investments in FUCOs, EWGs, or other non-regulated businesses, EAI agrees to either post a bond or to obtain a letter of credit as ordered by the Commission up to an amount not to exceed sixty million dollars ($60,000,000). The amount of any overcollection contemplated by this Section 3(c)(2) will be determined using the difference between (1) the revenue requirement calculated using EAI's cost of capital calculated based on EAI's regulated activities and Entergy's investments in FUCOs, EWGs and other non-regulated businesses, and (2) the revenue requirement calculated using EAI's cost of capital calculated based only on EAI's regulated activities. All overcollections calculated pursuant to this paragraph shall be refunded to ratepayers or credited to EAI's TCA as the Commission may direct. Any such refund or TCA credit shall not exceed the total annual rate reduction attributable to the cost of capital difference, as determined in the preceding sentence, divided by twelve months times the number of months from the effective date to the date of the Commission's refund order. The bond or letter of credit provided for hereinabove will not be a cap on EAI's ultimate liability for a refund and/or TCA credit.

        d. In the event that EAI's bond ratings on its first mortgage bonds, or those of a successor regulated distribution utility, are downgraded to a Standard and Poor's bond rating of BB+ or lower, or a Moody's bond rating of Ba1 or lower due in whole or in part to Entergy's investments in FUCOs, EWGs or other non-regulated businesses, and in the event said downgradings continue for a period of fifteen (15) consecutive months, EAI and Entergy agree to divest all EAI generation, transmission, and distribution assets certificated under the authority of the APSC upon written order of divestiture issued by the APSC, subject to Sections 3(d)(1)-(d)(6) below. Prior to the implementation of any final written order approving a plan of divestiture, the following shall occur:

          (1)  EAI shall be afforded a hearing, at its
request, on the questions of:

               (a) whether the continued downgrading of its first mortgage bonds is due "in whole or in part" to Entergy's investments in FUCOs, EWGs, or other non-regulated businesses; and, if so,
               (b) whether divestiture would be in the best interest of Arkansas ratepayers.

EAI shall file any such request for hearing within fifteen
(15) days of the APSC's order of divestiture. Such hearing shall commence within sixty (60) days of the APSC's order of divestiture unless otherwise directed by the APSC. EAI shall bear the burden of demonstrating that the continued downgrading of its first mortgage bonds is not due in whole or in part to Entergy's investments in FUCOs, EWGs, or other non-regulated businesses and that divestiture is not in the best interest of Arkansas ratepayers;

          (2) EAI shall develop a plan of divestiture which permits EAI to realize fair value of such assets while balancing the interest of EAI's Arkansas retail ratepayers;

          (3) Other parties may also propose divestiture plans;

          (4) Any request for hearing by EAI pursuant to paragraph 3(d)(1) above shall not affect EAI's and Entergy's obligation to submit a plan of divestiture as ordered by the APSC. The divestiture plan(s) shall be filed in a docketed proceeding for APSC approval prior to closing the sale of assets, and consideration of such plans shall be consistent with all applicable laws. The transfer of assets shall only occur pursuant to a final written order of the APSC following consideration of the proposed divestiture plans; and

          (5) The parties recognize that Arkansas General Assembly Act 1556 of 1999 will require the unbundling of EAI's generation, transmission, distribution and customer services rates and functions. The parties further recognize that such unbundling is necessary to the implementation of competition in the retail generation market in Arkansas. The parties agree, therefore, that assets transferred by EAI to an EAI affiliate or to an unaffiliated entity, with the approval of the APSC, shall not thereafter be subject to divestiture hereunder or otherwise affected by this Agreement; provided, however, that the APSC may condition the transfer by EAI of any asset(s) to an EAI affiliate upon the asset's continuing to be subject to the terms and conditions of this Stipulation and Agreement.

        e. Commencing no later than June 1, 2000, with respect to calendar year 1999, Entergy will provide the APSC with copies of its annual SEC Form U5S filings, including Exhibits F-2 and F-3 thereto, each of Entergy's U.S. electric operating companies' dividend payout ratio for the previous calendar year; and, by EAI general ledger account number, the annual payments, dividends, or any other transfers or receipts to or from EAI by or to EAI's affiliates. Subsidiary earnings and dividend payout ratios shall be kept confidential if requested by EAI, using the agreement attached as Appendix A hereto. Other than for the SEC Form U5S, Entergy will provide all information mentioned in this paragraph in summary report form and, upon request by the Commission, the data supporting the summary report.

        f. The terms and obligations imposed upon Entergy and EAI by this Stipulation and Agreement are expressly conditioned upon the issuance of a favorable ruling from the SEC on the pending Application-Declaration and, absent an acceptable order from the SEC, this Agreement will have no effect. Nothing contained herein is intended by either party to expand the obligations of Entergy or EAI, or the jurisdictional authority of the APSC beyond current law other than as may be required to fully implement this Stipulation and Agreement. This agreement shall be binding on Entergy, EAI, and their respective successors and assigns.

     4. This agreement shall remain in effect until otherwise ordered by the APSC, subject only to the following limitations:

          a.   If the Public Utility Holding Company Act of
1935 is repealed, the investment cap (limiting aggregate investment to no more than 100% of consolidated retained earnings) shall no longer be in effect; and

          b. If, upon petition being filed, or on its own motion, the APSC finds that full and effective competition has been achieved with respect to retail open access in EAI's service territory in Arkansas, this Agreement shall terminate.

     This AGREEMENT AND STIPULATION entered into on this 17th day of April, 2000.


ARKANSAS PUBLIC SERVICE COMMISSION


By:  /s/Mary Cochran
Mary Cochran
General Counsel


ENTERGY CORPORATION

By:  /s/J. Wayne Leonard
J. Wayne Leonard
Chief Executive Officer


ENTERGY ARKANSAS, INC.

By:  /s/Thomas J. Wright
Thomas J. Wright
President


_______________________________

<FN1> The TCA was established pursuant to the Stipulation and
      Settlement Agreement approved by the Commission in Order
      No. 31 in Docket No. 96-360-U.